

April 24, 2012

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re: China Yida Holding, Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

FETV, page 4

1. Please disclose the amount of advertising you sold in 2011 and the percentage of advertising time available the amount sold represents.

Yunding Park, page 6

2. It appears from your disclosure on page 6 that, in the first 10 years of the 2008 agreement, Hong Kong Yi Tat is entitled to all ticket sales revenues from Yunding Park once a total of 5 million RMB has been paid to the Yongtai County People's Government over ten years. It appears that you have received a total of 5.12 million RMB from ticket sales since Yunding Park opened in September 2010 through the end of the 2011. Please

disclose whether you have paid the 5 million RMB to the Yongtai County People's Government. If not, disclose why not. Discuss what your plans are for paying the 5 million RMB commitment here and in more detail in your management's discussion and analysis.

3. Please describe how Hong Kong Yi Tat receives the revenues from Yunding Park ticket sales in compliance with PRC foreign exchange control regulations.

Hua'An Tulou Cluster ("Earth Buildings" or the "Tulou"), page 7

4. We note that the numbers of visitor to Hua'An Tulou Cluster decreased approximately 13.6% while your gross ticket sales decreased approximately 41.2%. In your management's discussion and analysis, please explain why the decrease in gross ticket sales was disproportionate to the decrease in visitors and whether you expect this trend to continue.

Ming Dynasty Entertainment World, page 7

5. Revise your disclosure to clarify why you would not be required to obtain land-use rights from the local PRC government with respect to the approximately 740 acres you lease from local residents. We note that the lease transfer agreement filed as Exhibit 10.28 to your Form 10-K does not provide the terms of the land use rights Anhui Xingguang Investment (Group) Co, Ltd obtained from local residents and transferred to you. Please file the agreement pertaining to the lease of the Ecological Land as an exhibit to your amended Form 10-K.

Yang-Sheng Paradise, page 9

6. We note your disclosure that the Zhangshu Municipal Government has agreed to waive certain taxes as well as certain exclusivity provisions with respect to this project. Please clarify whether these agreements are in writing. We note that they are not reflected in the agreement filed as Exhibit 10.22 to your Form 10-K. In addition, clarify the business purposes of the supplement to the agreement filed as Exhibit 10.22 and clarify its reference to the "amount over 8.000 RMB per mu in one month for the Project." Tell us whether the land lease referenced in this supplement pertains to the 3,000 mu that was conveyed through a public listing transaction (as discussed on page 1 of the agreement).

Administrative Measure on Foreign Invested Advertising Enterprises, page 14

7. We note your disclosure that according to Article 8 of WFOE Law, an enterprise with foreign capital which meets the conditions for being considered a legal person under Chinese law shall be recognized as a Chinese legal person in accordance with the law. We further note your assertion that Yida (Fujian) Tourism Group is a "limited liability

company, a type of Chinese legal person, according to its business license." Please provide citations to relevant interpretations, rules or regulations supporting your assertion that a limited liability company is considered to be a Chinese legal person.

Risk Factors, page 14

8. Please include a separate risk factor discussing the possession and control over the corporate chops, seals, business licenses or other controlling nontangible assets of your PRC subsidiaries. Disclose which entity holds these items and who maintains control over the use of any corporate chops. Explain the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets. Also explain what recourse you would have if the chops, seals, business licenses, etc. were misappropriated.

"We have not yet contracted with local governments…" page 16

9. We note your assertion that you are not required to obtain land-use rights in order to operate the land for your tourist sites. If you are not required to obtain these rights, please disclose why you intend to file for and obtain such rights with respect to all of your properties.

10. Explain the basis for your belief that the local government will not terminate your rights to manage the land before you are able to obtain land use agreements for each property. For example, if this belief is based on discussions with relevant local officials or the historic practices of the local governments, please so state, and discuss the limitations of any such assurances.

Item 2. Properties, page 27

11. Expand your disclosure to explain the difference between land-use rights and management rights in general and as they pertain to your particular operations.

12. We note your disclosure in the third paragraph of this section with respect to your anticipated land use rights for The Yang-Sheng Paradise and Ming Dynasty sites. Please revise your disclosure to address the anticipated land use or management rights you expect to obtain for each of the other sites.

13. Please explain the procedures for obtaining the land use rights for your tourist destinations and update your disclosure for information provided in the notes to the financial statements. For example,

   - You disclose in Note 3 to the financial statements that Anhui Yida is participating in a bid for the land use rights in Anhui Province and has deposited RMB 30 million to participate in the bid. Describe the bidding process, how the winner is determined and when the land use rights will be awarded.

- You disclose in Note 4 to the financial statements that Fenyi Yida made advance payments of RMB 4.4 million on behalf of the local government to the existing land user to compensate for the acquisition of land for the development of the tourism destinations in the Fenyi province and that the local government repaid the company RMB 1.7 million at the end of January 2012. Disclose whether this transaction relates to the City of Caves tourist destination. Disclose why the company made this advance to the existing land user on behalf of the local government, how this is related to the company obtaining land use rights and whether the local government will repay the rest of the advance. File the agreement as an exhibit.

- You disclose in Note 7 to the financial statements that you entered into five land use rights agreements on November 3, 2011 for RMB 147.9 million to develop Jiangxi Zhongzhu Yang Sheng Tian Tang resort. Please disclose to what tourist destination these land use rights pertain and the material terms of the land use rights. File the land use rights agreements as exhibits.

14. We note your belief that you do not need to obtain land-use rights to start construction at Yang-Sheng Paradise, the City of Caves or Ming Dynasty. Please disclose the basis for your assertion that you do not need land use rights before commencing construction on these properties, including citations to any relevant laws or regulations or, if applicable, references to oral agreements or understandings with the local governments. Include disclosure, if true, indicating that you may lose all rights to the construction, buildings and improvements you make on the land if you proceed with your construction before obtaining land-use rights.

15. We note your disclosure that you do not need to obtain the land-use rights for the properties to manage the Golden Lake, Hua'An Tulou or Yunding Park sites because the local PRC governments allow you to operate and manage the property without having the land use rights. Please clarify whether you have any agreements, written or oral, with the local governments with respect to these arrangements and discuss the limitations of such assurances.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Net Revenue
Advertisement, page 31

16. Please clarify how the instability of the railway program broadcasting results in decreased revenue. Discuss the terms by which you are compensated for the use of the railway

media broadcast. We note your disclosure that you generate revenue from selling product placement advertisements. Explain whether you are compensated for these product placements based on the number of times the program is broadcast. Explain whether the railways or the operators determine in their sole discretion whether to broadcast the railway programs or whether they are required to broadcast them a minimum number of times.

17. Revise your disclosure to clarify whether the "Journey through China on the Train" program is the only railway media broadcast you produced during the year ended December 31, 2010.

18. Your analysis of advertisement net revenue for the fiscal period only addresses your railway media programming. However, we note that you generated the majority of your advertising revenue for the year ended December 31, 2011 from the operation of FETV. Please expand your analysis to address changes in your results of operation with respect to FETV.

19. In order to provide context to your disclosure and enable investors to evaluate trends in your results, please disclose the revenue you derived for the year ended December 31, 2010 from the operation of FETV and from the "Journey Through China on the Train" program.

Tourism, page 31

20. We note your expectation that your tourism business will be your primary source of revenue over the next few years (on page 30), as well as your statement on page 31 that the significant decrease in tourism revenue in the last fiscal year was "primarily" attributable to the decrease in visitors to the Great Golden Lake Resort. In light of the importance of this segment to future periods, please revise your disclosure to identify any other causes of such decrease in revenues for the fiscal year ended December 31, 2011.

Liquidity and Capital Resources, page 32

21. We note your expectation that available working capital and credit facilities should be adequate to sustain your operations at the "current level" for the next twelve months, as discussed on page 33. Please revise your disclosure to clarify whether your assessment includes the anticipated construction at your tourist sites in 2012. In addition, provide a more detailed discussion of your plans to meet your long-term liquidity needs. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

22. Please provide more detailed explanations of the reasons for changes in your cash flows and any trends in this regard. For example, you state that decrease in net cash used in

investing activities was due to the fact that the construction of the various resorts was nearly complete during the year ended December 31, 2011. Please elaborate and, where appropriate, provide quantified explanations. For example, discuss that the $46.8 million decrease in construction in progress was offset by the $20.9 million increase in land use rights and management rights.

Bank Loans, page 33

23. Please file your material loan agreements as exhibits.

Item 9A. Controls and Procedures, page 39

24. We note your response to comment 30 in our letter dated March 27, 2012. Based on this response and your previous responses, we believe that the lack of U.S. GAAP experience of your staff and SEC Audit Prep constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail, in your amendment, that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

25. We note that you engaged a firm to review your existing controls and to recommend improvements to such controls. We also note that you are currently in the process of evaluating and implementing procedures that will improve your existing controls based on the firm's recommendations. Please tell us and disclose the recommendations and how you are addressing such recommendations. In addition, tell us what is meant by your conclusion that your "internal control over financial reporting was effective for the purposes for which it is intended."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant at (202) 551-3458 or Robert Littlepage, Accountant Branch Chief at (202) 551-3705 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3702 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.